Exhibit 99.1

ReneSola Announces Notice of Annual General Meeting

JIASHAN, China, July 10, 2014 – ReneSola Ltd (“ReneSola” or the “Company”) (www.renesola.com) (NYSE: SOL), a leading brand and technology provider of solar photovoltaic products, today announced that its annual general meeting (the “AGM”) will be held at the office of Kirkland & Ellis International LLP at 11th Floor, HSBC Building, Shanghai IFC, 8 Century Avenue, Pudong New District, Shanghai, China at 2:00 p.m. Beijing time (2:00 a.m. U.S. Eastern Time) on August 22, 2014.

Copies of the notice of the AGM, proxy form, poll card and annual report are available on ReneSola’s investor relations website at http://ir.renesola.com.

AGM Resolutions

The following resolutions to be proposed at the AGM will require a simple majority of the votes cast by the shareholders present in person or by proxy:

1.	As a resolution of shareholders, to receive, consider and approve the consolidated financial statements of the Company for the year ended December 31, 2013, together with the reports of the auditors thereon.

2.	As a resolution of shareholders, to re-elect Mr. Jing Wang as a director of the Company, who is retiring by rotation and offering himself for re-election in accordance with the Company’s current articles of association.

3.	As a resolution of shareholders, to authorize the board of directors of the Company to re-appoint Deloitte Touche Tohmatsu Certified Public Accountants LLP as auditors of the Company until the conclusion of the next general meeting of the shareholders of the Company.

About ReneSola

Founded in 2005, and listed on the New York Stock Exchange in 2008, ReneSola (NYSE: SOL) is an international leading brand and technology provider of green energy products. Leveraging its global presence, and expansive OEM and sales network, Renesola is well positioned to provide its highest quality green energy products and on-time services for EPC, installers, and green energy projects around the world. For more information, please visit www.renesola.com.

For investor and media inquiries, please contact:

In China:

Ms. Laura Chen

ReneSola Ltd

Tel: +86-21-62809180-162

E-mail: ir@renesola.com

Mr. Derek Mitchell

Ogilvy Financial, Beijing

Tel: +86-10-8520-3073

E-mail: sol@ogilvy.com

In the United States:

Mr. Justin Knapp

Ogilvy Financial, U.S.

Tel: +1-616-551-9714

E-mail: sol@ogilvy.com